EXHIBIT 4.7

LOAN AGREEMENT

between

SUPER-SOL LTD. and BANK HAPOALIM B.M.

dated February 19, 2003

for the amount of NIS 100,000,000.

The loan is linked to the Israeli Consumer price Index (base index January 2003) and bears interest at an annual fixed rate of 6.25%.

The loan is repayable in 20 equal quarterly payments of principal and interest, beginning on May 19, 2003 and ending on February 19, 2008.